# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Onfolio Holdings, Inc, CIK 0001825452
CUSIP: 68277K207
Title of class of securities: Common Stock, par value $.001 per share
Address of issuer's principal executive offices: 1007 NORTH ORANGE STREET 4TH FLOOR, 1007 NORTH ORANGE STREET 4TH FLOOR, WILMINGTON, Delaware (DE), 19801
Date of event which requires filing of this statement: 12/20/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001654954-24-013393
Filed by CIK 0001203377

## Reporting persons
- ARBERMAN JOEL: type of reporting person: individual (IN); sole voting power 535,600; shared voting power 0; sole dispositive power 535,600; shared dispositive power 0; aggregate amount beneficially owned 535,600 (9.6% of the class)
  Comment: * Comprised of 77,500 shares of common stock and 458,100 immediately exercisable warrants to purchase 458,100 shares of common stock.
  ** Percentage calculated based upon total of (i) 5,127,396 shares of common stock outstanding as of November 14, 2024, as reported in the Form 10-Q of Onfolio Holdings Inc., filed with the Securities and Exchange Commission on November 14, 2024; and (ii) 458,100 shares of common stock assuming exercise of all 458,100 immediately exercisable warrants.

## Item 1. Issuer
Name of issuer: Onfolio Holdings, Inc
Address of issuer's principal executive offices: 1007 NORTH ORANGE STREET 4TH FLOOR, 1007 NORTH ORANGE STREET 4TH FLOOR, WILMINGTON, DELAWARE, 19801.

## Item 2. Person Filing
Name of person filing: Joel Arberman
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 6162 Dusenburg Road, Delray Beach, Florida 33484.
Citizenship: The Reporting Person is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) ? (c) is set forth in Rows (5) ? (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Percent of class: The information required by Items 4(a) ? (c) is set forth in Rows (5) ? (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a) ? (c) is set forth in Rows (5) ? (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) ? (c) is set forth in Rows (5) ? (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) ? (c) is set forth in Rows (5) ? (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) ? (c) is set forth in Rows (5) ? (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ARBERMAN JOEL: /s/ Joel Aberman, 10% Owner (12/26/2024)